Exhibit 99.2

TITAN MEDICAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

(IN UNITED STATES DOLLARS)

This Management’s Discussion and Analysis (“MD&A”) is dated November 14, 2019.

This MD&A provides a review of the performance of Titan Medical Inc. (“Titan” or the “Company”) and should be read in conjunction with its unaudited condensed interim financial statements for the three and nine months ended September 30, 2019 (and the notes thereto) (the “Interim Financial Statements”) and the annual audited financial statements for the years ended December 31, 2018 and 2017. The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards 34, Interim Financial Reporting (“IAS 34”). All financial figures are in United States Dollars except where otherwise noted.

Internal Control over Financial Reporting

During the three and nine months ended September 30, 2019, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion other than statements of historical facts that address future events, developments or transactions that the Company expects, are forward-looking statements. These forward-looking statements are made as of the date of this MD&A. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expected”, “expectation”, “anticipates”, “believes”, “intends”, “estimates”, “predicts”, “potential”, “projects”, “projection”, “targeted”, “plans”, “possible”, “milestones”, “objectives” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements that appear in this MD&A include:

•	the Company is committed to developing its robotic surgical system with the objective of substantially improving upon minimally invasive surgery (“MIS”);

•	the Company’s intent to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system;

•

the single-port robotic surgical system patient cart is being developed to deliver multi-articulating instruments and 3D high definition vision system into the patient’s body cavity through a single access port;

•	the Company’s technology and research and development objectives and milestones, including estimated costs, schedules for completion and probability of success;

•	the Company’s intention with respect to updating any forward-looking statement after the date on which such statement is made or to reflect the occurrence of unanticipated events;

•	the Company’s expectation with respect to submitting its Investigational Device Exemption (“IDE”) application to the U.S. Food and Drug Administration (“FDA”) in a timely manner;

•	the Company’s expectation that it can in a timely manner produce the appropriate preclinical and clinical data required for a 510(k) application to the FDA, and Technical File for the CE mark;

•	the Company’s expectation with respect to launching a commercial product in certain jurisdictions;

•	the Company’s intentions to develop a robust training curriculum and post-training assessment tools;

•

the Company’s plans to develop its single-port robotic surgical system and the estimated incremental costs (including the status, cost and timing of achieving the development and regulatory milestones disclosed herein);

•

the Company’s plans to design, create and refine software for production system functionality of the single-port surgical system and the estimated incremental costs (including the status, cost and timing of achieving the development milestones disclosed herein);

•	assuming the Company obtains regulatory clearances, the Company’s intentions with respect to initiating marketing activities;

•	the Company’s intention to continue to assess specialized skill and knowledge requirements and recruitment of qualified personnel and partners;

•	the Company’s plan to house its U.S. operations and the anticipated dry lab to host surgeon training following product launch;

•	the Company’s expectation that it will be able to finance its continuing operations by accessing public markets for its securities and potentially, debt instruments;

•	the Company’s intended use of proceeds of any offering of securities;

•	the Company’s intention to retain future earnings, if any, to finance expansion and growth;

•	the Company’s projected competitive positioning with respect to its products;

•	the Company anticipates that it will continue its pursuit of key strategic relationships;

•

the Company’s continuing efforts to secure its intellectual property and expand its patent portfolio by filing patent applications as it progresses in the development of its robotic surgical technologies and potentially by licensing suitable technologies;

•	the Company’s plan to focus on the development of its single-port robotic surgical system at estimated incremental costs and according to its projected timeline;

•	the Company intends to utilize a direct sales force and/or distribution partner(s) to initiate marketing its single-port robotic surgical system to hospitals and ambulatory surgery centers;

•

the Company’s expectations with respect to its relationship with its Primary Supplier (as defined herein), including its ability to comply with the terms of the October 3, 2019 letter agreement between the Company and the Primary Supplier; and

•	the Company’s expectations with respect to the outcome of its dispute with the Service Provider (as defined herein).

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual results of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as access to sufficient capital on a timely basis, current global financial conditions, dependence on key personnel, conflicts of interest, dependency on additional financing, the Company’s history of losses, reliance on strategic alliances, the ability to retain key personnel in a highly-competitive employment environment, the possibility of the Company’s inability to augment its management team when required, the possibility that the Company’s trade secrets and confidential information may be compromised, reliance on third parties for important aspects of the Company’s business, uncertainty as to product development and commercialization milestones, results of operations, competition, technological advancements, rapidly changing markets, uncertain market for the Company’s products and technology, uncertainty as to the enforceability of the Company’s intellectual property, infringement of intellectual property rights of others, scope and cost of insurance and uninsured risks, risks associated with the Company entering into additional long-term contractual arrangements, ability to license other intellectual property rights, government regulation, changes in market conditions and demands and preferences, changes in government policy, exposure to product liability claims, changes in accounting and tax rules, regulatory inquiries, requirements and approvals, contingent liabilities, manufacturing and product defects, stock price volatility, limited operating history, fluctuating financial results and currency fluctuations, uncertainty as to the Company’s ability to meet its development and commercialization milestones, uncertainties as to development and manufacturing of a commercially viable product, reliance on external suppliers and development firms, fluctuations in the market prices of the Company’s securities, possible future sales by the Company’s shareholders of their securities, limited operating history of the Company, the development stage of the Company and its lack of revenue or earnings, fluctuations of the Company’s financial results, the possibility that the Company is not able to maintain its “foreign private issuer” status, and the possibility of delisting from the Nasdaq or TSX exchanges.

Please also refer to the risk factors set forth starting on page 17 of the Company’s Annual Information Form for the 2018 fiscal year, available on SEDAR at www.sedar.com, which are expressly incorporated by reference into this MD&A.

There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements.

History and Business

The Company is the successor corporation formed pursuant to two separate amalgamations under the Business Corporations Act (Ontario) on July 28, 2008. Titan does not have any subsidiaries.

The address of the Company’s corporate office and its principal place of business is 170 University Avenue, Suite 1000, Toronto, Ontario, Canada M5H 3B3.

Overall Performance

During the three and nine months ended September 30, 2019, the Company raised gross proceeds of approximately $28,750,000 ($25,426,744 net of closing costs including cash commission of $2,012,500) on March 21, 2019; on August 29, the Company raised $3,000,000 ($2,581,887 net of closing costs including cash commission of $160,000 and commitment shares of 639,837 common shares); and in November 2019 the Company raised a further $170,090 under a share purchase agreement with Aspire Capital Fund, LLC. See the section below on Financings for more details. For the three and nine months ended September 30, 2019, the Company generated net and comprehensive losses of $1,564,196 and $44,319,942 respectively, which included research and development expenditures of $16,570,480 and $49,339,766 and a gain on change in fair value of warrants of $16,887,802 and $13,021,129 respectively.

The Company’s business is focused on research and development with the intent of commercializing computer-assisted robotic surgical technologies for application in MIS. The Company is developing its single-port robotic surgical system, which is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. The Company intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

Development of the single-port robotic surgical system has proceeded with input from surgeons and operating room staff experienced in MIS, consultation with medical technology development firms and input from the Company’s Surgeon Advisory Board (the “Surgeon Advisory Board”) comprised of surgeons who specialize in MIS. This approach has allowed the Company to design a robotic surgical system that is intended to include the traditional advantages of robotic surgery, including 3D stereoscopic imaging and restoration of instinctive control, as well as new and enhanced features, including an advanced surgeon workstation incorporating a 3D high definition display providing a more ergonomically friendly user interface and a patient cart with enhanced instrument dexterity.

The single-port robotic surgical system patient cart is being developed to deliver multi-articulating instruments and a dual-view camera system into a patient’s abdominal body cavity through a single access port. The dual-view camera system consists of a flexible 3D high-definition endoscopic camera along with a light source and a camera insertion tube of approximately 25 millimeter diameter that includes an integrated 2D high-definition camera along with an independent light source that once inserted, provides visualization for optimal positioning of the camera insertion tube by a bedside assistant under the guidance of the surgeon. Once the camera insertion tube is inserted and positioned in the body, it is docked to the central unit of the patient cart and the 3D high-definition endoscopic camera is deployed in a manner that the endoscopic camera and multi-articulating instruments can be controlled by the surgeon via the workstation. The reusable multi-articulating, snake-like instruments are designed to couple with an assortment of permanent and detachable single patient use end effectors that in the case of the latter, provide first use quality in every case and eliminate the reprocessing of the complete instrument. The use of reusable (for a specific number of uses) robotic instruments that can be cleaned and sterilized between surgeries, and single patient use end effectors is intended to minimize the cost per procedure without compromising surgical performance. The patient cart is also designed to include a mast, a boom and wheels for optimal configurability for a variety of surgical indications and the ability to be maneuvered within the operating room, or redeployed within hospitals and ambulatory surgical centers, where applicable.

As part of the development of its single-port robotic surgical system, the Company is developing a robust training curriculum and post-training assessment tools for surgeons and surgical teams. The proposed training curriculum is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety. Post-training assessment will include validation of the effectiveness of those assessment tools. The Company has developed 14 core surgical skills simulation modules for use with the surgeon workstation in the first phase of the comprehensive surgeon training curriculum that the Company is planning for its single-port robotic surgical system.

The Company continuously evaluates its technologies under development for intellectual property protection through a combination of trade secrets and patent application filings. The Company has expedited the filing and prosecution of patents that management believes will validate the novelty of its unique technology, and in turn, support the value of the entire franchise. Early evidence of success with this initiative has been the rapid growth of its patent portfolio from 12 issued patents at December 31, 2016 to 47 issued patents as of November 14, 2019. The Company anticipates further expanding its patent portfolio by filing additional patent applications as it progresses in the development of robotic surgical technologies and potentially, by licensing suitable technologies. As part of its development efforts, the Company has established certain milestones that it uses to assess its development progress. These milestones relate to technology and design advancements as well as preclinical and clinical studies and completion of regulatory submissions. To assess progress, the Company regularly tests and evaluates its technology. If such evaluations indicate technical defects or failure to meet cost or performance goals, the Company’s development schedule could be delayed.

In addition to being capital intensive, research and development activities relating to the sophisticated technologies that the Company is developing are inherently uncertain as to future success and the achievement of desired results. If delays or problems occur during the Company’s ongoing research and development activities, important financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is material risk that the Company’s research and development activities may not result in a functional product.

During the year ended December 31, 2018, the Company achieved all of its milestones as published in the Company’s Annual Information Form for the 2018 fiscal year. The Company generally continued this trend of accomplishment through the six months ended June 30, 2019, having initiated preclinical acute and chronic (survival) live animal and human cadaver procedures according to Good Laboratory Practices (“GLP”). However, human factors evaluation (“HFE”) studies that were previously planned for the second quarter of 2019 were moved to the third quarter in order to accommodate the GLP procedures, which from a timing perspective were a priority.

During the quarter ended September 30, 2019, the Company completed and documented the GLP procedures, and proceeded to complete the HFE studies, which included verification of production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation exercises. During the quarter, the Company’s European Notified Body also completed audits of the Company’s quality system procedures and related documentation for ISO Certification.

The future success of the Company is substantially dependent on funding its research and development program and maintaining the support of its research and development and manufacturing service providers. During the third quarter of 2019, the Company was unsuccessful in securing sufficient capital to maintain product development and regulatory activities at a pace that would allow accomplishment of its previously stated milestones. As a result, on October 15, 2019, the Company announced that it had withdrawn all forward-looking statements included in its continuous disclosure documents with respect to the cost and timing of the development of its robotic surgical system beyond the fourth quarter of 2019. On November 7, 2019, the Company announced that it had determined not to proceed with the public offering of units of the Company for which it filed a final short form prospectus on October 31, 2019 (the “October Offering”).

As of the date of this MD&A, the Company’s primary product development supplier (the “Primary Supplier”) has stopped all work with regard to the development of the Company’s robotic surgical system. Additionally, the Company’s relationship with another service provider (the “Service Provider”) has deteriorated, resulting in the Service Provider serving the Company with a summons for civil action, indicating that the Service Provider has initiated a civil claim against the Company in the United States (the “Civil Claim”). For more information, please see the section “Discussion of Operations”, below.

Discussion of Operations

The Company incurred a net and comprehensive loss of $1,564,196 and $44,319,942 during the three and nine months ended September 30, 2019, compared with a net and comprehensive loss of $7,534,456 and $14,228,570 for the three and nine months ended September 30, 2018. The increase in net and comprehensive loss for the period is primarily attributed to substantially higher research and development expenditures in 2019 compared to 2018 partially offset by the gain on the change in fair value of warrants in nine months ended September 30, 2019 compared to the gain for the nine months ended September 30, 2018. The magnitude of the gain in the fair value of warrants was impacted substantially by the number of warrants issued in 2019, which did not exist during the same period of 2018.

Total expenses during the first nine months of 2019 were approximately $55.6 million. The Company had previously forecasted at December 31, 2018 that in the first nine months of 2019, it expected to incur total expenses of approximately $49.0 million. The difference between the original forecast and actual expenses incurred is primarily related to increased research and development costs. Actual costs exceeded estimated costs due to unanticipated robotic system software issues and design changes related to consumable instruments and improved camera systems that interface with the robotic system and led to delays in the preparation of documentation for the IDE application. The increase in costs was approximately $6.6 million, or 13.5% in total expenses during the first nine months of 2019, over the forecast at December 31, 2019.

During the three and nine months ended September 30, 2019, the Company continued to support strategic product development and manufacturing relationships with qualified subcontractors, carried on efforts to globally secure the Company’s intellectual property through the patent and licensing process, and continued the development of the Company’s single-port robotic surgical system.

Research and development expenditures (all of which were expensed in the period), for the nine months ended September 30, 2019 and September 30, 2018, respectively, were as follows:

Research and Development Expenditures	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Intellectual property development	$2,685	$7,321	$2,327	$12,212
Product development	16,567,795	49,332,445	9,141,660	18,652,124

Total	$16,570,480	$49,339,766	$9,143,987	$18,664,336

Research and development expenditures increased considerably in the nine months ended September 30, 2019 compared to the same period in 2018. This increase was primarily due to an increase in available funding in 2019 that allowed the Company to accelerate product development in 2019, compared to 2018.

Other expenses, excluding the research and development expenses discussed above and excluding finance income (costs) and foreign exchange, the balance of general expenses for the three and nine months ended September 30, 2019 were $1,968,877 and $6,314,000, compared to $1,707,084 and $5,240,529 for the comparable periods in 2018. The increase of $1,073,471 for the nine months ended September 30, 2019 is primarily attributable to higher consulting fees, stock-based compensation and an increase in insurance expense, partially offset by lower management salaries and fees.

The impact of the change in fair value of warrants for the three and nine months ended September 30, 2019 was a gain of $16,887,802 and $13,021,129 respectively, compared to gains of $4,075,833 and $9,928,944 for the same periods in 2018. The difference of $3,092,185 for the nine months ended September 30, 2019 reflects a significant increase in the number and fair value of warrants in 2019 compared to 2018.

The Company realized $19,314 and $113,532 of interest income on its cash and cash-equivalent balances during the three and nine months ended September 30, 2019, and $93,894 and $176,877 for the same periods in 2018. This decrease in interest income is primarily attributed to lower cash balances in its money market account in 2019 compared to prior cash balances through the period ended September 30, 2018.

Due to a shortfall in capital, on October 3, 2019, the Company and its Primary Supplier entered into a letter agreement providing that until the Company has secured sufficient financing, the requirement that the Company maintain a deposit under an existing agreement with the supplier would be waived. Instead, the Company would pre-pay for development work in advance of each month during which product development services are to be provided. Consequently, US $2.0 million which had been paid to the supplier and held as a deposit under the original contract will be applied toward the Company’s payables for past services rendered by the supplier. Once the Company has sufficient cash on hand to fund a deposit equal to three months of projected invoices from the supplier, the Company will then be required to maintain a deposit in that amount. Thereafter, once the Company has made full on time payment of all invoices for a six-month period, the deposit terms will revert to the terms of the existing original agreement.

Pursuant to the existing original agreement, the amount of the Company’s deposit with the supplier is based on forecasted invoices with the supplier and the Company’s cash position on a monthly basis. Under its original contractual commitment with the supplier, and provided that the Company has sufficient financial resources to finance twelve months of operations, no deposit would be required. If the Company has financial resources sufficient to finance operations between six and twelve months, then an amount equivalent to the projected amount of the next month’s invoice from the supplier would be required as the deposit. If the Company has financial resources that would fund less than six months of operations, then a deposit equal to two months of projected invoices from the supplier would be required.

The Company and its Primary Supplier are in regular communication regarding progress under ongoing statements of work, deposit requirements, and the Company’s capital resources. In the circumstances of the reduction of capital available to the Company to pay the supplier and in particular, the Company not completing the financing pursuant to the October Offering, the supplier has stopped all development work that the supplier performs for the Company and it has reassigned a number of its employees that were previously dedicated to the Company’s project to unrelated work. The Company and the supplier mutually agreed to release and apply deposits on hand with the supplier to pay outstanding invoices and reduce exposure to the supplier. This will significantly impact the timing and costs associated with the completion of the Company’s future milestones as additional time and cost will be incurred to rehire and/or reassign employees and resume product development.

In recent weeks, the Company’s relationship with the Service Provider has deteriorated as the service provider, on the one hand, has noted concerns about the Company’s inability to fully pay invoices while the Company, on the other hand, has expressed dissatisfaction with the quality of the work performed by the service provider. The Service Provider had been engaged by the Company to develop devices associated with the Company’s robotic surgical system. Discussions were under way between the parties to negotiate appropriate arrangements with regard to the scope of work, timing, fees for services and other terms and conditions.

On October 4, 2019, the Company received a demand letter from attorneys engaged by the service provider demanding payment for all amounts the service provider believes it is owed by the Company, being US $2,902,916 (the “Service Provider Demand Letter”). On October 11, 2019, the Company issued a response letter to the Service Provider Demand Letter declining the terms of the demands set out in the Service Provider Demand Letter (the “Company Response Letter”). Pursuant to the Company Response Letter, the Company has requested that the service provider cease all work on behalf of the Company.

On October 24, 2019, the Company was served with a summons for civil action by the Service Provider, indicating that the Service Provider has initiated the Civil Claim. The Civil Claim alleges that the Company has not paid the amounts owed under several invoices and the claim further alleges that the invoices total approximately US $5.0 million. The Company disputes the allegations set out in the Civil Claim and has engaged legal counsel to defend against them. Specifically, the Company intends to assert numerous defenses to the Service Provider’s claims, including that i) the Service Provider rendered services that were not required or requested by the Company, and ii) the services that were rendered by the Service Provider were not rendered in a manner compliant with the quality standards established in the contract between the Company and the Service Provider. In addition, the Company intends to assert counterclaims for damages against the Service Provider based on the Service Provider’s failure to comply with its obligations under the parties’ agreements. Although the outcome of the Civil Claim cannot be predicted, at a minimum, the Company does not expect that it will be responsible for the amounts set out in the Civil Claim. There is no assurance that the Company will be successful in defending against the Civil Claim or in its counterclaim against the Service Provider.

If the Company is successful in raising additional capital, which it may not be, the Company plans to normalize supplier relationships by first paying valid past due invoices and then developing a work plan with input from suppliers that is consistent with the Company’s priorities toward milestone achievement having regard to the Company’s available capital resources. As the Company’s Primary Supplier has agreed to waive certain deposit requirements, the Company plans to comply with the specified interim requirements of the supplier until the Company has raised sufficient capital to fund the deposit as described above. In any case in which the Company may be unable to normalize supplier relationships, it has identified alternative suppliers of those services.

The Company has the ability to replace any product development service provider in the event it should be necessary or desirable to the Company. However, the engagement of other service providers will be subject to the availability of sufficient capital, successful negotiation of commercial terms, statements of work, payment terms and possibly, require deposits and/or pre-payments.

Summary of Quarterly Results

The following is selected financial data for each of the eight most recently completed quarters, derived from the Company’s financial statements and calculated in accordance with IFRS. Basic and diluted loss per share figures are calculated on the basis of the 30:1 consolidation of common shares which was effected in June 2018.

	Three Months Ended September 30, 2019	Three Months Ended June 30, 2019	Three Months Ended March 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2018	Three Months Ended June 30, 2018	Three Months Ended March 31, 2018	Three Months Ended December 31, 2017
Net sales	—	—	—	—	—	—	—	—
Net and Comprehensive Loss (gain) from operations	$1,564,196	$14,472,866	$28,282,880	$8,410,702	$7,534,456	$5,885,415	$808,699	$12,829,980
Basic and diluted loss per share	$0.05	$0.46	$1.22	$0.41	$0.41	$0.47	$0.07	$1.20

Significant changes in key financial data from the three months ended December 31, 2017 through the three months ended September 30, 2019 reflect the ongoing development of the Company’s single-port robotic surgical system. Also included is the requirement to revalue the Company’s warrant liability at fair value, with subsequent changes recorded through net and comprehensive loss for the period.

During the third quarter of 2019, the Company had a net and comprehensive loss of $1,564,196 compared to a net and comprehensive loss of $7,534,456 for the same period in 2018. This decrease in loss of $5,970,260 is primarily attributed to substantially higher research and development expenditures in 2019 of $16,570,480 compared to $9,143,987 in 2018 offset by the gain in the fair value of warrants in 2019 of $16,887,802 compared to $4,075,833 in 2018. Research and development expenses increased based on the availability of funding. The gain in the fair value of warrants was as a result of the stock price being lower at quarter end, thus reducing the warrant liability at quarter end.

Liquidity and Capital Resources

The Company currently does not generate any revenue (other than interest income on its cash balances) and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses.

During the third quarter of 2019, the Company was unsuccessful in securing sufficient capital to maintain product development and regulatory activities at a pace that would allow accomplishment of its previously stated milestones. As a result, on October 15, 2019, the Company announced that it had withdrawn all forward-looking statements included in its continuous disclosure documents with respect to the cost and timing of the development of its robotic surgical system beyond the fourth quarter of 2019. On November 7, 2019, the Company announced that it had determined not to proceed with the October Offering.

The ability of the Company to arrange financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company or at all. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to continue its technology development program. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change and shareholders may suffer additional dilution, or loss of their investment.

The Company had $1,170,385 of cash and cash equivalents on hand and accounts payable and accrued liabilities of $12,272,769 excluding warrant liability at September 30, 2019, compared to $29,230,819 and $4,439,591 respectively, at September 30, 2018. The Company’s working capital at September 30, 2019 was $8,044,769 excluding warrant liability, compared to $29,817,770 at September 30, 2018.

Below is a table that sets out the various series of the Company’s warrants that were previously issued, using historic rates.

	Issue Date	Expiry Date	Number Issued	Number Outstanding	Exercise Price (US$)	Exercise Price (CDN$)
			Note 1	Note 1
TMD.W.T.F	16-Nov-15	16-Nov-20	233,740	233,740		48.00
TMD.W.T.G	12-Feb-16	12-Feb-21	389,027	386,694		30.00
TMD.W.T.G	23-Feb-16	23-Feb-21	58,226	58,226		30.00
TMD.W.T.H	31-Mar-16	31-Mar-21	501,831	501,831		36.00
TMD.W.T.H	14-Apr-16	31-Mar-21	75,275	75,275		36.00
TMD.W.T.I	20-Sep-16	20-Sep-21	569,444	569,444		22.50
TMD.W.T.I	27-Oct-16	20-Sep-21	67,667	67,667		22.50

Not Listed	16-Mar-17	16-Mar-21	357,787	355,253		15.00
Not Listed	29-Jun-17	29-Jun-22	1,612,955	75,810		6.00
Not Listed	21-Jul-17	29-Jun-22	370,567	370,567		6.00
Not Listed	24-Aug-17	24-Aug-22	563,067	563,067		6.00
Not Listed	5-Dec-17	5-Dec-22	1,533,333	1,533,333		18.00
Not Listed	10-Apr-18	10-Apr-23	1,126,665	1,126,665		10.50
Not Listed	10-May-18	10-Apr-23	168,889	168,889		10.50
Not Listed	10-Aug-18	10-Aug-23	7,679,574	6,661,068	3.20
Not Listed	21-Mar-19	21-Mar-24	8,455,882	8,455,882	4.00

			23,763,929	21,203,411

Note 1: After giving effect to the 30:1 Share Consolidation in June 2018

Development Objectives and Regulatory Plans

The Company uses a combination of internal resources and external development firms to execute the research, development and regulatory plans for the Company’s single-port robotic surgical system. Development objectives have been established to support the Company’s planned FDA 510(k) filing for marketing clearance in the U.S., and submittal of a Technical File to a European Notified Body for achievement of the CE mark, which indicates that a product for sale within the European Economic Area has been assessed to conform with health safety and environmental protection requirements.

The Company has previously confirmed with the FDA that confirmatory human data will be required for its planned 510(k) regulatory submission. The performance of human surgeries with the single-port robotic surgical system will require an IDE from the FDA, which must be submitted and approved in advance. Further, the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries. Each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies.

Previous results achieved by surgeons in operating prototypes in animal and cadaver studies have validated the potential for single incision surgeries to be performed with the Company’s single-port surgical system. Insights gained from these preclinical studies have directed the Company to make further product improvements. Such improvements were implemented in a capital equipment engineering confidence build of an improved prototype, which was announced in January of 2019. On April 30, 2019 the Company announced that it had achieved hardware design freeze for its single-port robotic surgery system. In June 2019, the Company commenced preclinical live animal and cadaver studies according to GLP for FDA submittal. On July 18, 2019, the Company announced that it had completed all planned GLP surgical procedures necessary for its Investigational Device Exemption (“IDE”) application to the FDA.

During the quarter ended September 30, 2019, the Company completed and documented the GLP procedures, and proceeded to complete the HFE studies, which included verification of production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation exercises. During the quarter, the Company’s European Notified Body also completed audits of the Company’s quality system procedures and related documentation for ISO Certification.

The future success of the Company is substantially dependent on continuing to raise equity financing to fund its research and development program and on maintaining the support of its research and development and manufacturing service providers. See “Liquidity and Capital Resources”.

Given the uncertainty of, among other things, product development timelines, regulatory processes and requirements (such as confirmatory human studies), as well as the availability of required capital to fund development and operating costs, actual costs and development times may exceed management’s current expectations and an accurate estimate of the future costs of the regulatory phases and development milestones beyond the fourth quarter of 2019 is not possible at this time.

Current Development Plan

The Company’s development milestones are set forth in the table below (the “Current Development Plan”).

Milestone Number		Development Milestones	Estimated Cost (in US million $)	Schedule for Milestone Completion	Comments

Milestone 1	a)	Prototype, test and procure surgeon feedback on revised workstation controls		Q2 2018	Completed
	b)	Complete software and hardware change requirements and finalize computer and software architecture for production systems
	c)	Complete revisions to instrument and lens wash system and demonstrate performance

Milestone 2	a)	Complete Camera Insertion Tube (CIT) engineering confidence build based on improved design		Q3 2018	Completed
	b)	Complete design of surgeon workstation and patient cart for engineering confidence build
	c)	Complete and demonstrate full suite of simulation software for beta test

Milestone 3	a)	Complete capital equipment engineering confidence build based on improved design		Q4 2018	Completed

Milestone 4	a)	Document results of confidence build unit testing, implement subsystem design improvements and schedule preliminary audit of quality system by European Notified Body		Q1 2019	Completed

Milestone 5	a)	Update system design and related hardware and software documentation		Q2 2019	Completed
	b)	Initiate Design Freeze			Completed
	c)	Initiate preclinical live animal (swine) and cadaver studies according to final protocols for FDA submittal			Completed

Milestone Number		Development Milestones	Estimated Cost (in US million $)	Schedule for Milestone Completion	Comments

	d)	Submit draft protocols to FDA in Q-submission(s) for comment			Completed

Milestone 6	a)	Complete and document preclinical live animal (swine) and cadaver studies according to final protocols for FDA submittal		Q3 2019	Completed
	b)	Verify production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation exercises			Completed

	c)	Complete audits for ISO 13485 Certification		Q3 2019	Completed

Milestone 7	a)	Complete improvements to camera insertion tube and endoscope module and verify performance	5.2(1)	Q3 2019	Completed
	b)	Begin to compile design and verification documentation for application for Investigational Device Exemption (IDE)			Complete
	c)	Complete pre-IRB submission preparations for human confirmatory studies, including communications with IRB Committees of hospitals			Complete

Milestone 8(2)	a)	Obtain final independent report from validation testing of system safety and usability for the intended users and use environments under simulated	4.1(2)	Q4 2019	Complete

(1)

Includes accrued but unpaid research and development costs estimated at approximately $4.6 million, and accrued but unpaid general and administrative costs estimated at approximately $0.6 million. Other than payment of invoices for work previously performed by its subcontractors, this milestone is complete. The Company does not anticipate any further cash outflow requirements related to Milestone 7.

(2)

Milestones 8 constitutes the Company’s next significant milestone and includes research and development costs estimated at approximately $3.2 million, and general and administrative costs estimated at approximately $0.9 million. Of these amounts, approximately $1.4 million has been incurred. Milestone 8 is a material milestone for the following reasons. If Titan does not obtain the final independent report from validation testing, then the Company will not be able to produce evidence of successful completion of human factors evaluation and implementation of mitigations and would not be in a position to file its IDE application nor subsequently its 510(k) submission. If Titan does not complete the user manual it would not be able to demonstrate its accuracy and effectiveness in preventing user errors during usability studies nor would the Company be in a position to amend the user manual based on observations made during those studies and it would be missing a key element required for its regulatory filings. If Titan does not obtain ISO 13485 certification it would not be able to demonstrate it had sufficiently developed and exercised an FDA—compliant GMP quality system during product development prior to commercialization nor would the Company be eligible to submit a Technical File to a European Notified Body to obtain the CE mark.

Milestone Number		Development Milestones	Estimated Cost (in US million $)	Schedule for Milestone Completion	Comments

robotic manipulation exercises intended to replicate essential surgical tasks

	b)	Complete User Manual for robotic system setup by operating room staff and surgeon operation of surgeon workstation, patient cart, instruments and accessories			In Process

	c)	Obtain ISO 13485 Certification(3)			In Process

Milestone 9	a)	Implement and test improvements to instruments and accessories	TBD	TBD	New
	b)	Perform biocompatibility testing of instruments at independent lab
	c)	Perform electrical safety testing for surgeon workstations and patient cart, including electromagnetic compatibility (EMC) and electromagnetic interference (EMI) tests at independent lab
	d)	Update application for IDE as additional testing lab data is received and continue preparations for human confirmatory studies

Milestone 10	a)	Launch rebranded product line, including logos with trade-mark pending, literature and presentation templates, product and packaging labeling, and new website	TBD	TBD	New
	b)	Complete system software validation			New
	c)	Submit IDE application to FDA(4)			Moved from Q3 2019

(3)

The March Prospectus disclosed that obtaining ISO 13485 Certification was expected to occur in the third quarter of 2019 and receipt of the certification is now projected for completion in the fourth quarter 2019.

(4)

The filing of the IDE application with the FDA was identified as the Company’s next significant milestone in the March Prospectus. Due to the limited availability of capital resources as well as the necessary product changes identified in this short form prospectus, the Company has not yet submitted its IDE application to the FDA.

In addition, the Company has been unable to fund planned software development, verification and validation or complete the necessary product development, testing and documentation needed to meet regulatory requirements for an IDE application to the FDA. Although the scope of this work has not increased from that disclosed in the March Prospectus, it will nonetheless take approximately three months from the date such capital resources do become available to resume these activities.

Milestone Number		Development Milestones	Estimated Cost (in US million $)	Schedule for Milestone Completion	Comments

Milestone 11	a)	Receive IDE approval from FDA(5)	TBD	TBD	Moved from Q3 2019
	b)	Receive approvals from IRB Committees of IDE hospitals			Moved from Q4 2019
	c)	Commence human confirmatory studies under IDE protocols for FDA submittal			Moved from Q4 2019

Milestone 12	a)	Complete human confirmatory studies and patient follow-up and compile reports from human confirmatory studies	TBD	TBD	Moved from Q4 2019
	b)	Submit 510(k) application to FDA			Moved from Q4 2019
	c)	Submit Technical File to European Notified Body for review for CE Mark			Moved from Q4 2019
	d)	Ongoing software development and implementation			Moved from Q1 2020
	e)	Planning and preparation for manufacturing and commercialization			Moved from Q1 2020

Milestone 13	a)	Planning and preparation for commercialization	TBD	TBD	Moved from Q2 2020

The increase in time and costs over prior estimates relates to a reduction in the Company’s pace of product development due to limited financial resources, which has moved out the projected date by approximately 18 months and added to the estimated costs for the Company’s submission of its 510(k) application.

The details above with respect to Milestones 10, 11, 12 and 13 reflect the Company’s current expectations with respect to the development steps for its robotic surgical system. However, the Company is unable to provide any forecast, and, concurrently with the filing of its short form prospectus on October 15, 2019 in connection with the October Offering, issued a press release withdrawing all prior forecasts, as to the timing for completion of these milestones or their estimated costs at this time.

While the Company is assessing the availability of sufficient financing, it has taken temporary measures to reduce its cash burn over its historical rates, including a significant reduction in its rate of development, sourcing more cost-effective resources and reducing its general and administrative overhead where possible.

(5)

The March Prospectus disclosed that receipt of IDE approval from the FDA was expected to occur in the third quarter of 2019. However, the Company has withdrawn the projections for achievement of all development milestones beyond Milestone 8, including their timing and cost.

During the third quarter of 2019, the Company completed Milestone 6, including the animal studies and the human factors evaluation studies originally planned for completion during the second quarter of 2019. However, as data from the animal studies and human factors studies was delayed, followed by delays in receiving documentation required from third parties, there will be a corresponding delay in the Company’s planned IDE application to the FDA. In addition, the animal studies and human factors studies have revealed additional product enhancements that the Company intends to implement before proceeding to human use. The pace of implementation of product enhancements and the production of documentation for the Company’s IDE application are paced by the availability of capital resources, which are currently insufficient. As a result of these factors, the submission of the IDE application to the FDA (Milestone 10) cannot be predicted at this time. Although audits for ISO13485 were completed as planned during the third quarter (Milestone 6), the issuance of the ISO13485 certificate is expected to occur during the fourth quarter (Milestone 8), due to required follow-up documentation and the review process of the Company’s Notified Body.

The table below sets out certain details comparing the Company’s development plan and expected costs as disclosed in the Company’s March Prospectus against its current development plan and actual costs as disclosed herein:

Development milestone as disclosed in March Prospectus	Estimated cost (in US million $) as disclosed in March Prospectus	Development milestone as disclosed in this prospectus	Actual Cost	Difference between estimated cost disclosed in March Prospectus and actual cost	Reasons for Cost Difference
	(A)		(B)	(A-B)

Milestone 4 Document results of confidence build unit testing, implement subsystem design improvements and	16.0	Milestone 4 Document results of confidence build unit testing, implement subsystem design improvements and	16.1	0.63% increase	Actual costs exceeded estimated costs due to minor variances.

Development milestone as disclosed in March Prospectus	Estimated cost (in US million $) as disclosed in March Prospectus	Development milestone as disclosed in this prospectus	Actual Cost	Difference between estimated cost disclosed in March Prospectus and actual cost	Reasons for Cost Difference
	(A)		(B)	(A-B)

schedule preliminary audit of quality system by European Notified Body	10	schedule preliminary audit of quality system by European Notified Body
Milestone 5 Update system design and related hardware and software documentation	16.9	Milestone 5 Update system design and related hardware and software documentation	21.0	24.26% increase

Actual costs exceeded estimated costs due to unanticipated robotic system software issues and design changes related to consumable instruments and improved camera systems that interface with the robotic system and led to delays in the preparation of documentation for the IDE application. These issues also caused delay in the completion of the human factors evaluation that was completed in the third quarter of 2019 rather than as scheduled in the second quarter of 2019.

Verify production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation exercises		Moved to Milestone 6
Implement SPORT Surgical System Design Freeze (5)		Initiate Design Freeze
Initiate preclinical live animal (swine) and cadaver studies according to final protocols for FDA submittal (5)		Initiate preclinical live animal (swine) and cadaver studies according to final protocols for FDA submittal
Submit Investigational Device Exemption (IDE) application		Moved to Milestone 10

Development milestone as disclosed in March Prospectus	Estimated cost (in US million $) as disclosed in March Prospectus	Development milestone as disclosed in this prospectus	Actual Cost	Difference between estimated cost disclosed in March Prospectus and actual cost	Reasons for Cost Difference
	(A)		(B)	(A-B)

to FDA

Submit draft protocols to FDA in Q-submission(s) for comment		Submit draft protocols to FDA in Q-submission(s) for comment

Milestone 6 Complete and document preclinical live animal (swine) and cadaver surgery studies according to final protocols for FDA submittal	16.1	Milestone 6 Complete and document preclinical live animal (swine) and cadaver studies according to final protocols for FDA submittal	13.1	18.63% decrease	Actual costs were less than estimated costs as not all steps were completed in the planned timeframe, with certain steps being deferred to Milestone 9 and beyond, including receipt of ISO 13485 Certification and IDE approval. The cause for this delay is the unanticipated robotic system software issues and design changes related to consumable instruments and improved camera systems that interface with the robotic system.
Obtain ISO 13485 Certification		Moved to Milestone 8
Complete audits for ISO 13485 Certification
Receive IDE approval from FDA		Moved to Milestone 11
Verify production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation

Development milestone as disclosed in March Prospectus	Estimated cost (in US million $) as disclosed in March Prospectus	Development milestone as disclosed in this prospectus	Actual Cost	Difference between estimated cost disclosed in March Prospectus and actual cost	Reasons for Cost Difference
	(A)		(B)	(A-B)

exercises

The Company had previously forecasted at June 30, 2019 that in the second half of 2019, it expected to incur total milestone-related expenses of approximately $42.3 million. The Company now anticipates that those expenses will total approximately $21.8 million. The difference between the original and updated milestone-related costs is primarily related to scaled back operations resulting from the Company’s capital shortfall. The Company has withdrawn the projections for achievement of all milestones beyond Milestone 8, including the timing and cost.

Due to the nature of technology research and development and the Company’s lack of sufficient capital, there is no assurance that these objectives will be achieved, and there can be no assurance with respect to the time or resources that may be required. The Company expects that additional milestones could be identified as the development of its single-port robotic surgical system progresses, or existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of the Company’s development program, clarification of or changes to regulatory requirements, the availability of financing and the ability of development firms engaged by the Company to complete work assigned to them. The total costs and time to complete the development of the Company’s single-port robotic surgical system cannot be forecast beyond the fourth quarter of 2019. Please see the section “Forward-Looking Statements”.

Please also refer to the risk factors set forth starting on page 17 of the Company’s Annual Information Form for the 2018 fiscal year, available on SEDAR at www.sedar.com.

Financings

Offerings During 2019

On November 1, 2019 the Company announced that it had filed and been receipted for a final short form prospectus in connection with the October Offering. On November 7, 2019, the Company announced that it had determined not to proceed with the October Offering.

On August 29, 2019, the Company announced that it had entered into a Common Share Purchase Agreement (the “Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) where Aspire Capital committed to purchase up to US$35.0 million of common shares of Titan at the Company’s request from time to time, until February 28, 2022. On commencing the Aspire Agreement, the Company immediately sold to Aspire Capital 1,777,325 common shares at a price of US$1.6879 per share for gross proceeds of US$3.0 million, and also issued 639,837 common shares to Aspire as a commitment fee (the “Commitment Shares”).

In addition to the initial transaction with Aspire Capital described above, on each of November 7, 8, 11 and 12, 2019, under the terms of the Agreement, the Company sold to Aspire 100,000 common shares each date, for a total of 400,000 common shares at an average price of US$0.4252 per share for gross proceeds of US$170,090.

Titan filed a prospectus supplement to the Company’s Form F-3 shelf registration statement (File No. 333-232898), which was declared effective on August 2, 2019 by the U.S. Securities and

Exchange Commission, qualifying the offer and sale of common shares to Aspire Capital (including the Commitment Shares). Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and was paid a cash fee of $160,000.

Under the Aspire Agreement, no common shares will be sold by Aspire Capital on the Toronto Stock Exchange (“TSX”) or on other trading markets in Canada. The TSX approved the issuance of common shares pursuant to the Aspire Agreement, and Nasdaq authorized the listing of the common shares and Commitment Shares.

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement (“Agency Agreement”) dated March 18, 2019 between the Company and Bloom Burton Securities Inc. as agent (“Bloom Burton”). The Company sold 8,455,882 units under the offering at a price of $3.40 per unit for gross proceeds of approximately $28,750,000 ($25,426, 744 net of closing cost including cash commission of $2,012,500). Each unit consisted of one common share of the Company and one warrant, each warrant entitling the holder thereof to acquire one common share at an exercise price of $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to the common shares.

Pursuant to the Agency Agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 591,911 common shares at a price of $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Sholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

During the quarters ended September 30 and June 30, 2019, there were no warrants exercised. During the three months ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common shares.

Offerings During the Third Quarter of 2018

On August 10, 2018, the Company completed an offering of securities made pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton as agent in respect of the offering. The Company sold 7,679,574 units under the offering price of $2.50 per unit for gross proceeds of approximately $19,198,935 ($17,464,711 net of closing cost including cash commission of $1,343,925). Each unit consisted of one common share and one warrant, each warrant entitling the holder to acquire one common share at an exercise price of $3.20 and expiring August 10, 2023.

Offerings During Second Quarter of 2018

On April 10, 2018, the Company completed an offering of securities pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton as agent in respect of the offering. The Company sold 1,126,664 units under the offering at a price of CDN $9.00 per unit for gross proceeds of approximately $8,035,941 ($7,211,320 net of closing costs including cash commission of $562,516). Each unit consisted of one common share and one warrant, each warrant entitling the holder thereof to acquire one common share at an exercise price of CDN $10.50 and expiring April 10, 2023.

On May 10, 2018, the Company announced the exercise of the over-allotment option granted to Bloom Burton as agent in respect of the offering, at a price of CDN $9.00 per unit, completed on April 10, 2018 and the Company sold an additional 168,888 units at the offering price for additional gross proceeds of $1,189,856 ($1,100,238 net of closing costs including cash commission of $76,988). Each unit consisted of one common share and one warrant, each warrant entitling the holder thereof to acquire one common share at an exercise price of CDN $10.50 and expiring April 10, 2023.

Off-Balance Sheet Arrangements

As of the date of this report, the Company had no off-balance sheet arrangements.

Outstanding Share Data

The following table summarizes the outstanding share capital as of the date of this MD&A:

Type of Securities	Number of Common Shares issued or issuable upon conversion
Common Shares(1)	33,967,399
Stock options(2)(3)	1,715,079
Warrants	21,203,411
Broker warrants(4)	1,324,626

Notes:

(1)

On August 29, 2019, the Company entered into a Common Share Purchase Agreement (the “Agreement”) with Aspire Capital Fund, LLC. (“Aspire Capital”) whereby Aspire Capital has committed to purchase up to US$35 million of common shares of Titan at Titans request from time to time, until February 28, 2022. In addition to the initial transaction described in the unaudited condensed interim financial statements for the three and nine months ended September 30, on each of November 7, 8, 11 and 12, 2019, under the terms of the Agreement, the Company sold to Aspire 100,000 common shares each date, for a total of 400,000 common shares at an average price of US$ 0.4252 per share for gross proceeds of US$170,090.

(2)

The Company has outstanding options enabling certain employees, directors, officers and consultants to purchase common shares. Please refer to note 6(b) of the Unaudited Condensed Interim Financial Statements for terms of such options.

(3)

In July of 2019, the Company issued to two directors, an employee and a consultant 536,412 stock options previously accounted for in the MD&A published in July 2019. On September 9, 2019, the Company issued an additional 40,000 stock options to a consultant. The number of options expired or cancelled since June 30, 2019 were 90,115.

(4)

A total of 1,510,104 broker warrants were issued in connection with the March 2017, June 2017, December 2017, April 2018, August 2018 and March 2019 offerings. As of the date hereof, 1,324,626 broker warrants remain outstanding. Details include the following:

•

Pursuant to the agency agreement in respect of the March 2017 offering, in addition to the cash commission paid to the agents, 50,005 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share at the price of CDN $10.50 for a period of 24 months following the closing date. These warrants expired in March 2019.

•

Pursuant to the agency agreement in respect of the June 2017 offering, in addition to the cash commission paid to the agents, 135,473 broker warrants were issued to the agents. Of these broker warrants, 106,070 were exercised and the balance of 3,463 expired in the three months ended June 30, 2019.

•

Pursuant to the agency agreement in respect of the December 2017 offering, in addition to the cash commission paid to the agents, 105,350 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share at the price of CDN $15.00 for a period of 24 months following the closing date.

•

Pursuant to the agency agreement in respect of the April 2018 offering, in addition to the cash commission paid to the agents, 89,795 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share at the price of CDN $9.00 for a period of 24 months following the closing date.

•

Pursuant to the agency agreement in respect of the August 2018 offering, in addition to the cash commission paid to the agents, 537,570 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share at the price of US $2.50 for a period of 24 months following the closing date.

•

Pursuant to the agency agreement in respect of the March 2019 offering, in addition to the cash commission paid to the agents, 591,911 broker warrants were issued to the agents. Each broker warrant entitles the holder thereof to acquire one common share at the price of US $3.40 for a period of 24 months following the closing date.

Accounting Policies

The accounting policies set out in the notes to the unaudited condensed interim financial statements for the three and nine months ended September 30, 2019 and the audited financial statements for the years ended December 31, 2018 have been applied in preparing the unaudited condensed interim financial statements for the three and nine months ended September 30, 2019, and the comparative information presented in the unaudited condensed interim financial statements for the three and nine months ended September 30, 2018.

These unaudited condensed interim financial statements have been prepared in accordance with accounting principles applicable to going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ deficiency of $217,257,636 and current losses of $44,319,942. The Company currently does not generate any revenue (other than interest income on its cash balances) and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. If additional funding is not available, the pace of the Company’s product development plan will be further reduced. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured.

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include, (a) the measurement of stock-based compensation and (b) the fair value estimate of the initial and subsequent measurement of new warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

(a)	Stock Options

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(b)	Warrant Liability

In accordance with IAS 32, since the exercise price of new warrants are not a fixed amount, they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar), as well as the warrants issued August 10, 2018 and March 21, 2019 with the cashless exercise option. The warrants are accounted for as a derivative financial liability. The warrant liability is initially measured at fair value and subsequent changes in fair value are recorded through net and comprehensive loss for the period. The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable;

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the Company’s warrant liability is initially based on level 2 (significant observable inputs) and at September 30, 2019 is based on level 1, quoted prices (unadjusted) in an active market, for the Company’s listed warrants and level 2 for the Company’s unlisted warrants.

Related Party Transactions

During the quarter ended September 30, 2019, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and warrant liability. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short-term maturities of these instruments or the discount rate applied.

Events Subsequent to the Quarter Ended September 30, 2019

Please see the sections “Related Party Transactions” and “Financings”.

Outlook

During the third quarter of 2019, the Company was unsuccessful in securing sufficient capital to maintain product development and regulatory activities at a pace that would allow accomplishment of its previously stated milestones. As a result, on October 15, 2019, the Company announced that it had withdrawn all forward-looking statements included in its continuous disclosure documents with respect to the cost and timing of the development of its robotic surgical system beyond the fourth quarter of 2019. On November 7, 2019, the Company announced that it had determined not to proceed with the October Offering.

The Company does not have sufficient capital to continue the development of its robotic surgical system and there can be no assurance that the Company will be successful in securing additional financing. The Company is currently prioritizing the search for additional financing. Any further development of the Company’s robotic surgical system is entirely contingent on the availability of such financing and, accordingly, any future development of the Company’s robotic surgical system cannot be predicted at this time. The Company’s Primary Supplier has ceased all work on the development of the Company’s robotic surgical system and its Service Provider has initiated the Civil Claim against the Company. The Company has taken certain measures to reduce its cash burn over its historical rates, including a significant reduction in its rate of development, sourcing more cost-effective resources and reducing its general and administrative overhead where possible.

During the third quarter of 2019, the Company completed the GLP studies and HFE studies originally planned for completion during the second quarter of 2019. However, as data from the animal and cadaver studies and human factors studies was delayed, followed by delays in receiving documentation required from third parties, there will be a corresponding delay in the Company’s planned IDE application to the FDA, which is itself contingent on the availability of sufficient financing. In addition, the animal studies and human factors studies have revealed additional product enhancements that the Company intends to implement before proceeding to human use. The pace of implementation of product enhancements and the production of documentation for the Company’s IDE application are in turn paced by the availability of capital resources, which are currently insufficient. As a result of these factors, the submission of the IDE application to the FDA cannot be predicted at this time. Audits for ISO13485 were completed as planned during the third quarter.

The Company has leased a facility in Chapel Hill, North Carolina to house its U.S. operations. The lease location is in close proximity to product development partners and has access to the significant talent that resides in this medical technology hub.

Additional information relating to the Company, including Titan’s Annual Information Form for the 2018 fiscal year, is available on SEDAR at www.sedar.com.